UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Leaf Group Ltd.

(Name of Issuer)

Common Stock, par value $0.0001 par value

(Title of Class of Securities)

52177G 102

(CUSIP Number)

Carolina Picazo

Spectrum Equity

One International Place

35th Floor

Boston, Massachusetts 02110

(617) 464-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52177G 102

1.	Names of Reporting Persons. Spectrum Equity Investors V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,259,188
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,259,188
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,259,188
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52177G 102

1.	Names of Reporting Persons. Spectrum Equity Associates V, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,259,188
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,259,188

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,259,188
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.4%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52177G 102

1.	Names of Reporting Persons. SEA V Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,270,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,270,540

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,270,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 52177G 102

1.	Names of Reporting Persons. Spectrum V Investment Managers’ Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 11,352
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 11,352

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,352
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) < 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 52177G 102

1.	Names of Reporting Persons. Brion B. Applegate
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,270,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,270,540

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,270,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 52177G 102

1.	Names of Reporting Persons. Christopher T. Mitchell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,270,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,270,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,270,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 52177G 102

1.	Names of Reporting Persons. Victor E. Parker, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,270,540
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,270,540
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,270,540
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.5%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

This Amendment No. 11 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2020, as amended to date by the Reporting Persons (as amended from time to time, the “Schedule 13D”), relating to their beneficial ownership in Leaf Group Ltd. (the “Issuer”). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On October 22, 2020, a letter was sent to the Board presenting a new proposal to resolve the matter. A copy of the letter is attached hereto as Exhibit 12 and is incorporated by reference into this Item 4.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 12    Letter to Board of Directors, dated October 22, 2020

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 27, 2020

Spectrum Equity Investors V, L.P.

By:		Spectrum Equity Associates V, L.P. its general partner

	By:	SEA V Management, LLC
its general partner

	By:	/s/ Carolina Picazo
Carolina Picazo
Authorized Signatory

Spectrum Equity Associates V, L.P.

	By:	SEA V Management, LLC
its general partner

	By:	/s/ Carolina Picazo
Carolina Picazo
Authorized Signatory

SEA V Management, LLC

By:	/s/ Carolina Picazo
Carolina Picazo
Authorized Signatory

Spectrum V Investment Managers’ Fund, L.P.

By:	SEA V Management, LLC
its general partner

	By:	/s/ Carolina Picazo
Carolina Picazo
Authorized Signatory

*
Brion B. Applegate

*
Christopher T. Mitchell

*
Victor E. Parker, Jr.

*By:	/s/ Carolina Picazo
Carolina Picazo
As attorney-in-fact

This Schedule 13D was executed by Carolina Picazo on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

EXHIBIT INDEX

Exhibit 1 Joint Filing Agreement

Exhibit 2 Power of Attorney

Exhibit 3 Press Release and Letter to Board of Directors, dated June 29, 2020

Exhibit 4 Press Release and Letter to Board of Directors, dated July 10, 2020

Exhibit 5 Press Release and Letter to Board of Directors, dated July 13, 2020

Exhibit 6 Press Release, dated July 16, 2020

Exhibit 7 Press Release and Letter to Board of Directors, dated July 27, 2020

Exhibit 8 Press Release, dated July 29, 2020

Exhibit 9 Press Release and Letter to Board of Directors, dated August 12, 2020

Exhibit 10 Press Release, dated August 17, 2020

Exhibit 11 Press Release, dated August 31, 2020

Exhibit 12 Letter to Board of Directors, dated October 22, 2020